Exhibit 21.1
List of Significant Subsidiaries of C&J Energy Services Ltd.

Entity	State of Formation
CJ Lux Holdings S.a.r.l.	Luxembourg
C&J International B.V.	The Netherlands
Penny Technologies S.a.r.l.	Luxembourg
Penny Luxembourg Financing S.a.r.l.	Luxembourg
Penny Global Holdings S.a.r.l.	Luxembourg
Penny Global Leasing S.a.r.l.	Luxembourg
Copper Ireland Financing I	Ireland
Cooper Ireland Financing II	Ireland
C&J Energy Production Services-Canada Ltd.	Alberta
CJ Holding Co.	Delaware
C&J Well Services, Inc.	Delaware
C&J Energy Services, Inc.	Delaware
C&J Spec-Rent Services, Inc.	Indiana